Exhibit 99.37

CONSENT OF S. THEBEN

The undersigned hereby consents to the use of their report titled "Technical Report on the Côté Gold Project, Ontario, Canada" with an effective date of June 30, 2022 and dated August 12, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Stephan Theben"
_________________________
By: Stephan Theben, Dipl.-Ing., SME (RM)

Dated: March 27, 2023